AB 6/2

[redacted]

11021956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 30832

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Teal — 617-624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Rd, Ste 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/2

OATH OR AFFIRMATION

I, Marc Teal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marc Teal
Signature

Executive Vice President
Title

Katheanne Skea
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Boston Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. (the Company) as of March 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2011, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
May 24, 2011

Boston Capital Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2011

ASSETS

Cash	$	486,921
Fees receivable		616,000
Deposits		500
Total assets	$	1,103,421

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	638,153
Due to affiliate		206
Total liabilities		638,359
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value per share - 300,000 shares authorized, 1,000 shares issued and 750 shares outstanding		10
Additional paid-in capital		2,246,479
Accumulated deficit		(1,781,177)
Treasury stock, 250 shares at cost		(250)
Total stockholder's equity		465,062
Total liabilities and stockholder's equity	$	1,103,421

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF OPERATIONS

Year ended March 31, 2011

REVENUE	
Selling commissions	$ 2,612,500
Non-accountable fee income	75,000
Total revenue	2,687,500
EXPENSES	
Commission expense	2,125,000
Service fee expense	166,580
Due diligence expense	75,000
Filing and other fees	42,347
Professional fees	17,426
Office expenses	4,207
Postage and delivery	694
Interest expense	207
Travel and entertainment	25
Total expenses	2,431,486
Income from operations	256,014
Other income	77,194
Interest income	704
Net income	$ 333,912

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2011

	Common stock		Additional paid-in	Accumulated	Treasury stock		Total stockholder's
	Shares	Amount	capital	deficit	Shares	Amount	equity
Balance at March 31, 2010	1,000	$ 10	$ 2,246,479	$ (2,115,089)	250	$ (250)	$ 131,150
Net income	-	-	-	333,912	-	-	333,912
Balance at March 31, 2011	1,000	$ 10	$ 2,246,479	$ (1,781,177)	250	$ (250)	$ 465,062

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	333,912
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fees receivable		(391,000)
Increase in accrued expenses		355,858
Decrease in due to affiliate		(32)
Net cash provided by operating activities		298,738
Net increase in cash		298,738
CASH, BEGINNING		188,183
CASH, ENDING	$	486,921

See notes to financial statements

NOTE 1 - ORGANIZATION

Boston Capital Securities, Inc. (the Company) is registered with the United States Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to individuals and corporations. The Company currently is offering two types of investments, which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the Fund or the Funds). Investors in the Fund receive low-income housing and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a mortgage fund formed to make fixed-rate first priority mortgage loans, each of which is secured by a multifamily affordable housing apartment complex expected to qualify for the low-income housing and historic rehabilitation tax credits.

For the year ended March 31, 2011, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a registered FINRA Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company earns selling commissions in connection with the sale of interests in the investments. These commissions are based on a percentage of the equity raised by the offerings and are recognized as revenue upon the admission of investors. The Company is also entitled to a non-accountable fee equal to accountable and non-accountable expenses paid to an affiliate for due diligence expenses and administrative costs related to the Fund offerings. This fee is discretionary and limited to a specified percentage of the equity raised by the Fund.

Income Taxes

The Company accounts for income taxes in accordance with U.S. generally accepted accounting principles (GAAP), which requires the recognition of deferred income taxes for

differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

In accordance with the accounting guidance for uncertainty in income taxes, management of the Company examined the likelihood that its tax positions would be challenged in an audit conducted by the taxing authorities. Management believes that it is more likely than not that the Company's tax positions would withstand audit, and as a result, no liabilities for taxes, interest or penalties resulting from uncertain tax positions have been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The provision for income taxes for the year ended March 31, 2011 is comprised of the following:

	Federal	State	Total
Current tax expense	$ -	$ -	$ -
Deferred tax asset	(113,496)	(31,713)	(145,209)
Decrease in valuation allowance	113,496	31,713	145,209
Provision for income taxes	$ -	$ -	$ -

Components of the provision for deferred income taxes for the year ended March 31, 2011 consist of the following:

Net operating loss carryforwards	$	(129,922)
GAAP to tax timing differences		(15,287)
Deferred tax asset	$	(145,209)

Temporary differences that give rise to deferred tax assets and liabilities at March 31, 2011, result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carryforwards that may be used against future federal and state taxable income.

The federal and state loss carryforwards at March 31, 2011 each totaled $1,477,457. The federal and state tax rate used to calculate the deferred tax asset was 34% and 9.5%, respectively. If not used, the federal and state carryforwards will each begin to expire March 31, 2021. Deferred tax assets are not expected to be realized in future years. Accordingly, a valuation allowance was recorded at March 31, 2011.

Net deferred tax benefit consists of the following:

Net operating loss carryforwards	$	642,693
GAAP to tax timing differences		175,077
Total deferred tax assets		817,770
Valuation allowance		(817,770)
Net deferred tax assets	$	-

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as the terms are defined in Rule 15c3-1. As of March 31, 2011, the Company had a "net capital" requirement of $42,557, whereas its actual "net capital" was $464,562. Rule 15c3-1 also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 1.37 to 1 as of March 31, 2011.

The audited calculations of the above amounts agree to the amounts filed on the unaudited SEC Form X-17A-5 (FOCUS filing) as of March 31, 2011.

NOTE 5 - RELATED PARTY TRANSACTIONS

Substantially all revenue is earned by acting as the registered broker dealer for the Funds in which an affiliate of the Company is the general partner or acts as an advisor.

For the year ended March 31, 2011, the Company earned selling commissions of $2,612,500 and non-accountable fees of $75,000 in connection with the sale of limited partnership interests of the Funds. For the year ended March 31, 2011, $2,125,000 of selling commissions and all non-accountable fees were re-allowed to third-party broker/dealers. Commissions receivable of $578,500 and non-accountable fees receivable of $37,500 at March 31, 2011, are included in fees receivable on the statement of financial condition. Commissions payable and non-accountable fees payable of the same amounts at March 31, 2011 are included in accrued expenses on the statement of financial condition.

As the Company has no employees of its own, all marketing, accounting, clerical and other management services are performed by employees of an affiliate of the Company. Under a cost sharing agreement between the affiliate and the Company, the affiliate may bill the Company for costs allocable to the Company, not to exceed the Company's available cash. Allocable costs include salaries, benefits and overhead costs. Additionally, the affiliate pays certain direct expenses on the Company's behalf which are reimbursable by the Company pursuant to the cost sharing agreement.

During the year ended March 31, 2011, the affiliate billed the Company $166,580 for services it provided under the cost sharing agreement. This amount is included as service fee expense on the statement of operations. Additionally, during the year ended March 31, 2011, the affiliate paid certain expenses on the Company's behalf relating to the selling of interests in the Funds totaling $293,850. Of this amount, $77,194 was forgiven by the affiliate. The related forgiveness of debt income is included in other income in the statement of operations. As of March 31, 2011, $206 remains payable to the affiliate and is included in due to affiliate on the statement of financial condition.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. At March 31, 2011, the Company's cash balance was fully insured.

NOTE 7 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through May 24, 2011 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Boston Capital Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2011

Aggregate indebtedness	$ 638,359
Net worth:	
Common stock	$ 10
Additional paid-in capital	2,246,479
Accumulated deficit	(1,781,177)
Treasury stock	(250)
Total net worth	465,062
Deduct nonallowable assets:	
Deposits	500
Total nonallowable assets	500
Net capital	464,562
Minimum net capital requirement to be maintained	42,557
Net capital in excess of requirements	$ 422,005
Ratio of aggregate indebtedness to net capital	1.37 to 1

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(E)(4)

To the Shareholder
Boston Capital Securities, Inc.
One Boston Place
Boston, Massachusetts 02108

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Boston Capital Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Boston Capital Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Boston Capital Securities, Inc.'s management is responsible for Boston Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (copy of check and general ledger detail report) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were included in the Form SIPC-7 and no adjustments appeared to be applicable, therefore we noted no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
May 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended March 31 , 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Boston Capital Securities Inc
Attn: David McNamara
1 Boston Pl, Ste 2100
Boston, MA 02108-4406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marc Teal 617-624-8820

2. A. General Assessment (item 2e from page 2) $ 6,913.49

B. Less payment made with SIPC-6 filed (exclude interest) (2,406.49)

10/26/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,507.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,507.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,507.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Boston Capital Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of May , 20 11 .

Executive Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2010
and ending March 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,765,396

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,765,396

2e. General Assessment @ .0025 $ 6,913.49
(to page 1, line 2.A.)

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To the Shareholder
Boston Capital Securities, Inc.

In planning and performing our audit of the financial statements of Boston Capital Securities, Inc. (the Company) as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
May 24, 2011

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2011

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2011

Boston Capital Securities, Inc.

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